As filed with the Securities and Exchange Commission on January 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADEPT TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in Its Charter)

California	3559	94-2900635
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

3011 Triad Drive, Livermore, California 94550

(925) 245-3400

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

ROBERT H. BUCHER

Chairman of the Board and Chief Executive Officer

Adept Technology, Inc.

3011 Triad Drive

Livermore, California 94550

(925) 245-3400

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

Copy to:

Lisa A. Fontenot, Esq.

Gibson, Dunn & Crutcher LLP

One Montgomery Street, 31st Floor

San Francisco, California 95104

(415) 393-8200

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)

Common Stock, no par value per share	22,740,816	$1.36	$30,927,510	$3,919

(1)	Includes 14,185,256 shares currently held by selling securityholders, 5,555,560 shares issuable on the exercise of common stock purchase warrants held by selling securityholders, and 3,000,000 shares of common stock issuable upon conversion of a convertible promissory note issued to a selling securityholder. In accordance with Rule 416 under the Securities Act of 1933, also includes an indeterminable number of shares that may become issuable by reason of stock splits, stock dividends, and similar transactions in accordance with the terms of the common stock purchase warrants and convertible promissory note.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) of the Securities Act of 1933 based on the average of the high and low sales prices of the common stock, as reported on the Over The Counter Bulletin Board on January 28, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 30, 2004

PROSPECTUS

22,740,816 Shares

Adept Technology, Inc.

Common Stock

This prospectus relates to the disposition of up to 22,740,816 shares of Adept common stock or interests therein by the selling securityholders listed herein or their transferees. The shares offered and sold under this prospectus were issued in private transactions.

The prices at which the selling securityholders or their transferees may dispose their Adept shares or interests therein will be determined by the selling securityholders at the time of sale and may be at the prevailing market price for the shares at prices related to such market price at varying prices determined at the time of sale or at negotiated prices. Information regarding the selling securityholders and the times and manner in which they may offer and sell the shares or interests therein under this prospectus is provided under “Selling Securityholders” and “Plan of Distribution” in this prospectus. Adept will not receive any of the proceeds from the sale of the shares offered under this prospectus. However, certain of the shares of common stock being sold will be issued only upon the exercise of warrants. Upon exercise of these warrants, Adept will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis.

Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “ADTK.OB” On January 28, 2004, the last reported sale price of our common stock on the OTCBB was $1.34 per share.

This prospectus is accompanied by a copy of our annual report on Form 10-K for the fiscal year ended June 30, 2003, as amended, and our quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2003.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED ON PAGE 7 OF THIS PROSPECTUS. SEE “ RISK FACTORS”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2004

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Adept, any selling securityholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and certain documents incorporated by reference in this prospectus contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the current economic environment affecting us and the markets we serve;

•	sources of revenues and anticipated revenues, including the contribution from the growth of new products and markets;

•	our estimates regarding our liquidity and capital requirements;

•	marketing and commercialization of our products under development;

•	our ability to attract customers and the market acceptance of our products;

•	our ability to establish relationships with suppliers, systems integrators and OEMs for the supply and distribution of our products;

•	results of any current or future litigation;

•	plans for future acquisitions and for the integration of prior acquisitions;

•	plans for future products and services and for enhancements of existing products and services; and

•	our intellectual property.

In some cases, you can identify forward-looking statements by terms such as “may,” “intend,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

In this prospectus, unless the context indicates otherwise, the terms “Adept,” “we,” “us,” and “our” refer to Adept Technology, Inc., a California corporation, and its subsidiaries.

ADEPT TECHNOLOGY, INC.

We provide intelligent production automation products, components and services to our customers in many industries including the food, electronics/communications, automotive, appliance, semiconductor, original equipment manufacturer, or OEM, and life sciences industries. We utilize our comprehensive product portfolio of high precision mechanical components, solid state controllers and application development software (not generally sold separately) to deliver automation solutions that meet our customers’ increasingly complex manufacturing requirements. We offer our customers a comprehensive and tailored automation solution that we call Rapid Deployment Automation, or RDA, that reduces the time and cost to design, engineer and launch products into high-volume production. Other benefits of our RDA solution include increased manufacturing flexibility for future product generations, less customized engineering and reduced dependence on production engineers. We intend to continue to enhance our RDA capabilities by providing differentiated, value-added integrated systems to further penetrate selected emerging markets. Our products currently include system design software, process knowledge software, real-time vision and motion controls, machine vision systems, robot mechanisms, precision solutions and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that have enabled robots to perform a wider range of functions. In fiscal 2003, we introduced Amps in Base (AIB) Cobra robots, in addition to a significant performance improvement, this latest generation of our highest sales volume Scara robot is expected to have a significant positive impact on our gross margins during fiscal 2004 and beyond.

Our operations are split into three segments: Components, Solutions, and Services and Support. Our Components segment provides intelligent automation software and hardware component products externally to customers and internally to the other two business segments for support and integration into higher level assemblies. Our Solutions segment takes products purchased from the Components segment together with materials from third parties and produces an integrated family of process ready platforms for the semiconductor, electronics, precision assembly and other markets, which are driven towards standard offerings. Our Services and Support segment provides support services to our customers including providing information regarding the use of our automation equipment, assistance with the ongoing support of installed systems, consulting services for applications, and training courses ranging from system operation and maintenance to advanced programming geared for manufacturing engineers who design and implement automation lines.

We market and sell our products worldwide through more than 200 system integrators, our direct sales force and OEMs. System integrators and OEMs add application-specific hardware and software to our products, enabling the ultimate provision of solutions to a diversified industry base, including the food, communications, electronics, automotive, appliance, semiconductor, and life sciences industries. Due to a worldwide slowdown in the communications, consumer electronics, semiconductor and precision assembly markets, our net revenues have been at significantly lower levels during the last two fiscal years compared to previous years.

We are a California corporation. Our principal executive offices are located at 3011 Triad Drive, Livermore, California 94550. Our telephone number is (925) 245-3400 and our website address is http://www.adept.com. Information contained in our website is not a part of this prospectus. Adept has approximately 182 trademarks of which 16 are registered trademarks, some of which include the Adept Technology™ logo, HexSight™, MetaControls™, and FireBlox™.

Recent Developments

Second Quarter Fiscal 2004 Earnings Release

On January 21, 2004, we announced financial results for our fiscal 2004 second quarter ended December 27, 2003. We announced net revenues for the quarter ended December 27, 2003 of $11.5 million, an increase of 6.8% from net revenues of $10.7 million for the quarter ended December 28, 2002. Operating expenses for the quarter ended December 27, 2003 were $5.8 million, a decrease of 40.6% compared to $9.7 million for the quarter ended December 28, 2002. We reported a net loss for the quarter ended December 27, 2003 of $1.6 million, or $0.07 per share, as compared to a net loss of $6.7 million, or $0.45 per share, for the quarter ended December 28, 2002.

We announced net revenues for the six months ended December 27, 2003 were $23.3 million, an increase of 10.8% from net revenues of $21.0 million for the six months ended December 28, 2002. Operating expenses for the six months ended December 27, 2003 were $11.3 million, a decrease of 46.3% as compared to $21.0 million for the six months ended December 28, 2002. Adept reported a net loss of $2.8 million, or $0.15 per share, for the six months ended December 27, 2003, versus a net loss of $15.8 million, or $1.08 per share, for the six months ended December 28, 2002.

Orange County Manufacturing Facility Consolidation

On January 21, 2004, we announced our decision to expand our manufacturing outsource program and close our Orange County, California manufacturing facility to consolidate operations at our Livermore facility. We currently expect to complete the Orange County, California manufacturing consolidation by the end of the third quarter of fiscal 2004.

2003 Financing

On November 14, 2003, we entered into purchase agreements with several investors. The transactions contemplated by these purchase agreements are referred to as the 2003 financing in this prospectus. Under a purchase agreement, referred to as the SSF Purchase Agreement, with Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P., referred to collectively as the SSF Entities, we issued and sold an aggregate of 8,888,900 shares of common stock at a per share purchase price of $0.90 and warrants to purchase an aggregate of 4,444,450 of common stock at an initial per share price equal to $1.25. Under a purchase agreement, referred to as the Gruber Purchase Agreement, with Lagunitas Partners, LP, Gruber & McBaine International. Jon D. Gruber and Linda W. Gruber, and J. Patterson McBaine, issued and sold an aggregate of 2,222,221 shares of common stock at a per share purchase price of $0.90 and warrants to purchase an aggregate of 1,111,110 of common stock at an initial per share price equal to $1.25, with substantially similar terms as the SSF Purchase Agreement. See the section entitled “Description of Capital Stock – warrants” for a detailed description of these warrants. We completed the 2003 financing on November 18, 2003 and received gross proceeds from the issuance and sale of our common stock in this financing in the amount of $10.0 million.

Pursuant to the SSF Purchase Agreement (but not the Gruber Purchase Agreement), provided that the SSF Entities collectively beneficially own at least five percent of Adept’s outstanding common stock, Adept agreed to the designation by Special Situations Fund III, L.P., referred to as SSF, of one person for election to Adept’s board of directors, and to use its commercially reasonable efforts to cause such designee to be elected to the board of directors. The SSF Entities also have the right, pursuant to the SSF Purchase Agreement, to seek the removal and replacement of such designee, and Adept has agreed to use its commercially reasonable efforts to assist in effecting any such removal and replacement. Pursuant to both purchase agreements, Adept also agreed to provide the investors with certain information rights, covenanted to take various actions, including registering the common stock and any shares issuable upon conversion of the warrants issued in the 2003 financing, and listing such shares and warrants shares if Adept’s shares are listed on an exchange or quotation system, and refraining from materially reducing its insurance coverage. Adept also granted rights to indemnification generally for an 18 month period for the representations, warranties and covenants in the purchase agreements.

Adept also entered into registration rights agreements with the investors in the 2003 financing under which we have agreed to register for resale by the investors the shares of common stock issued and issuable upon exercise of the warrants issued in the 2003 financing, with such number of shares subject to adjustment as described above. See the section entitled “Description of Capital Stock – Registration Rights,” for a discussion of these registration rights agreements.

Effective as of November 18, 2003 upon the consummation of the 2003 financing, the SSF Entities designated Robert J. Majteles to serve as a member of our board of directors and Adept’s board of directors approved Mr. Majteles’ addition to the board, filling the vacancy created by the resignation of Mr. Carlisle as a director. See “Selling Securityholders” for a discussion regarding Mr. Majteles’ relationship with the SSF Entities.

JDSU Agreement

In 2001, JDS Uniphase Corporation, a worldwide optical technology company (Nasdaq: JDSU), referred to as JDSU, purchased 100,000 shares of preferred stock of Adept. Simultaneous with the closing of the 2003 financing, pursuant to an agreement dated as of November 14, 2003 between JDSU and Adept, referred to as the JDSU Agreement in this prospectus, JDSU agreed to convert its shares of preferred stock of Adept to acquire 3,074,135 shares of Adept’s common stock, equal to approximately 19.9% of Adept’s outstanding common stock prior to the 2003 financing, and to surrender its remaining shares of preferred stock to Adept. Pursuant to the terms of its $1.0 million promissory note dated October 30, 2002 with Adept, JDSU was repaid in full all principal and interest accrued on the promissory note with a portion of the proceeds of the 2003 financing. The JDSU Agreement also provides that JDSU is entitled to certain information rights with respect to Adept, including its annual and quarterly reports and SEC filings; piggyback registration rights where Adept is filing a registration statement for a public offering of securities to be issued by Adept or to be sold by any of its stockholders (excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization) and indemnification rights in connection with any registration of JDSU shares completed by Adept and indemnification rights of up to $3.0 million in connection with the transactions contemplated by the JDSU Agreement. The JDSU Agreement terminates the rights and obligations, including the previous board observer rights and voting agreements of JDSU, under the Securities Purchase and Investor Rights Agreement, dated as of October 22, 2001, between JDSU and Adept pursuant to which JDSU acquired the shares of preferred stock from Adept, as well as the $1.0 million promissory note dated October 30, 2002 issued by Adept in favor of JDSU. JDSU is a selling securityholder whose shares are being registered for sale under this prospectus pursuant to its piggyback registration rights under the JDSU Agreement, as further detailed in the section titled “Selling Securityholders” below.

Management Reorganization and Carlisle and Shimano Separations

In November 2003, Mr. Robert Bucher joined Adept as its Chief Executive Officer and Chairman of the Board. Brian Carlisle served as Adept’s Chief Executive Officer and Chairman of the Board from June 1983 to November 2003, at which time Mr. Carlisle resigned as Chief Executive Officer and Chairman of the Board to serve as Adept’s President. Effective December 5, 2003, Mr. Carlisle ceased employment with Adept and no longer serves as President. Bruce Shimano served as a director of Adept and as Vice President, Research and Development and Secretary of Adept from June 1983 to December 2003. Mr. Shimano resigned as a director of Adept effective December 2, 2003. Effective December 5, 2003, Mr. Shimano also ceased employment with Adept and no longer serves as Adept’s Vice President, Research and Development and Secretary.

San Jose Lease Litigation Settlement

In March 2003, Adept vacated its San Jose facility and ceased paying rent on the lease. In May 2003, DL Rose Orchard, L.P., owner of the property leased by Adept at 150 Rose Orchard Way and 180 Rose Orchard Way in San Jose, California, filed an action against Adept in Santa Clara Superior Court (NO. CV817195) alleging that Adept breached the leases for the Rose Orchard Way properties by ceasing rent payments and vacating the property. On November 17, 2003, the parties reached an agreement in principle to resolve all outstanding issues and claims between them and subsequently informed the Court that a resolution has been reached and the parties are in the process of finalizing the final settlement terms and necessary documentation. On January 16, 2004, the parties entered into a settlement agreement and mutual general release under which Adept agreed to pay $1.65 million in cash to its former landlord, and the landlord agreed to dismiss the action without prejudice. The parties also acknowledged the termination of the lease agreements that were the subject of the litigation.

RISK FACTORS

You should carefully consider the risks described below that we believe to be the risks faced by Adept, as well as other information contained in this prospectus, before making a decision to buy our common stock. Investing in our common stock involves a high degree of risk. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

FACTORS AFFECTING FUTURE OPERATING RESULTS

Risks Related to Our Business

We have limited cash resources, and our recurring operating losses and negative cash flow could impair our operations and revenue generating activities and adversely affect our results of operations.

Adept has experienced declining revenues in each of the last two fiscal years and has incurred operating losses in the first two quarters of fiscal 2004 and in each of the last four fiscal years. During these periods, Adept has also consumed significant cash and other financial resources. In response to these conditions, Adept reduced operating costs and employee headcount, and restructured certain operating lease commitments in each of fiscal 2002, 2003 and 2004. These adjustments to our operations have significantly reduced our cash consumption. Adept also completed a financing with proceeds of approximately $10.0 million in November 2003.

As of December 27, 2003, after completion of our $10 million financing in November 2003, we had working capital of approximately $14.0 million, including $8.0 million in cash, cash equivalents and short-term investments, and a receivables financing credit facility of $1.75 million net, of which $1.0 million was outstanding and $0.7 million remained available under this facility. We have limited cash resources, and because of certain regulatory restrictions on our ability to move certain cash reserves from our foreign operations to our U.S. operations, we may have limited access to a portion of our existing cash balances. In addition to the proceeds of our 2003 financing, we currently depend on funds generated from operations and the funds available through our accounts receivable financing arrangements to meet our operating requirements.

If our projected revenues or if operating expenses exceed current estimates, we may be forced to curtail our operations, at a minimum, we may not be able to take advantage of market opportunities, develop or enhance new products to an extent desirable to execute our strategic growth plan, pursue acquisitions that would complement our existing product offerings or enhance our technical capabilities to fully execute our business plan or otherwise adequately respond to competitive pressures or unanticipated requirements. These actions would adversely impact our business and results of operations.

You should not rely on our past results to predict our future performance because our operating results fluctuate due to factors, which are difficult to forecast, are often out of our control and which can be extremely volatile.

Our past revenues and other operating results may not be accurate indicators of our future performance. Our operating results have been subject to significant fluctuations in the past, and we expect this to continue in the future. The factors that may contribute to these fluctuations include:

•	our cash resources;

•	our ability to manage our working capital;

•	fluctuations in aggregate capital spending, cyclicality and other economic conditions domestically and internationally in one or more industries in which we sell our products;

•	reductions in demand due to customer concerns over our financial situation, restructurings and management reorganization;

•	changes or reductions in demand in the communications, semiconductor, and electronics industries and other markets we serve;

•	a change in market acceptance of our products or a shift in demand for our products;

•	new product introductions by us or by our competitors;

•	changes in product mix and pricing by us, our suppliers or our competitors;

•	pricing and related availability of components and raw materials for our products;

•	our failure to manufacture a sufficient volume of products in a timely and cost-effective manner;

•	our failure to anticipate the changing product requirements of our customers;

•	changes in the mix of sales by distribution channels;

•	exchange rate fluctuations;

•	extraordinary events such as litigation or acquisitions;

•	decline or slower than expected growth in those industries requiring precision assembly automation; and

•	slower than expected adoption of distributed controls architecture or the adoption of alternative automated technologies.

Our gross margins may vary greatly depending on the mix of sales of lower margin hardware products, particularly mechanical subsystems purchased from third party vendors, volume variances driven by substantially lower production volumes, and higher margin software products.

Our operating results are also affected by general economic and other conditions affecting the timing of customer orders and capital spending. For example, our operations during the first quarter of fiscal 2000 and each of the last three fiscal years were adversely affected by a continuing downturn, and in the first two quarters of fiscal 2004 we have not seen a significant increase in the purchasing activity in hardware purchases by customers in the electronics industry, particularly disk-drive manufacturers and to a lesser extent communication manufacturers. In addition, we experienced significantly reduced demand during fiscal 2002 and 2003 in our base industries, especially the electronics and semiconductor industries, as our customers reduced inventories as they adjusted their businesses from a period of high growth to lower rates of growth or downsizing. We expect this downturn to adversely affect our business for an indefinite time and cannot estimate when or if a sustained revival in these key hardware markets and the semiconductor and electronics industries will occur.

We generally recognize product revenue upon shipment or, for certain international sales, upon receipt and acceptance by the customers. As a result, our net revenues and results of operations for a fiscal period will be affected by the timing of orders received and orders shipped during the period. A delay in shipments near the end of a fiscal period, for example, due to product development delays or delays in obtaining materials may cause sales to fall below expectations and harm our operating results for the period.

In addition, our continued investments in research and development, capital equipment and ongoing customer service and support capabilities result in significant fixed costs that we cannot reduce rapidly. As a result, if our sales for a particular fiscal period are below expected levels, our operating results for the period could be materially adversely affected.

In the event that in some fiscal quarter our net revenues or operating results fall below the expectations of public market analysts and investors, the price of our common stock may fall. We may not be able to increase or sustain our profitability on a quarterly or annual basis in the future.

The long sales cycles and implementation periods of our products may increase costs of obtaining orders and reduce predictability of our earnings.

Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. Orders expected in one quarter may shift to another quarter or be cancelled with little advance notice as a result of the customers’ budgetary constraints, internal acceptance reviews, and other factors affecting the timing of customers’ purchase decisions. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. In addition, the time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results. Longer sales cycles require us to invest significant resources in attempting to make sales, which may not be realized in the near term and therefore may delay or prevent the generation of revenue. In addition, should our financial condition deteriorate, prospective customers may be reluctant to purchase our products which would have an adverse effect on our revenues.

We may not be able to effectively implement our restructuring activities, may need to implement further restructuring activities and our restructuring may negatively impact our business.

The intelligent automation industry is highly competitive and currently experiencing reduced demand. We have responded to increased competition and changes in the industry in which we compete by restructuring our operations and reducing the size of our workforce while attempting to maintain our market presence in the face of increased competition. Despite our efforts to structure Adept and its businesses to meet competitive pressures and customer needs, we cannot assure you that we will be successful in implementing these restructuring activities or that the reductions in workforce and other cost cutting measures will not harm our business operations and prospects. We recently hired a new Chief Executive Officer to lead our further evolution to a more profitable business model, but we cannot guarantee that his efforts will be successful. Our inability to structure our operations based on current market conditions could negatively impact our business. We also cannot assure you that we will not be required to implement further restructuring activities, make additions or other changes to our management or reductions in workforce based on other cost reduction measures or changes in the markets and industry in which we compete. We cannot assure you that any future restructuring efforts will be successful.

We recently initiated a management reorganization and intend to hire additional critical management team personnel, and we may not successfully identify, attract or retain management personnel or realize the expected benefits of these changes.

We hired a new Chief Executive Officer, Mr. Robert Bucher, in November 2003. In December 2003, our employment relationships with our former Chief Executive Officer and Vice President, Research and Development, Adept’s two founders, were terminated. In connection with our restructuring activities and CEO change, we have made and are continuing to make other changes in the management team, including the elimination of some positions and the replacement of certain other personnel. To achieve benefits from these personnel changes, we must retain the services of Mr. Bucher and other key managerial personnel, and identify, recruit and retain additional key management team members. In connection with this effort, we must minimize any business interruption or distraction of personnel as a result of these changes and our reorganization efforts. We cannot guarantee that we will be successful in doing so, or that such management and personnel changes will result in, or contribute to, improved operating results.

Sales of our products depend on the capital spending patterns of our customers, which tend to be cyclical; we are currently experiencing reduced demand in the industries in which we operate, which may continue to adversely affect our revenues.

Intelligent automation systems using our products can range in price from $8,500 to $500,000. Accordingly, our success is directly dependent upon the capital expenditure budgets of our customers. Our future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns and other factors affecting capital spending. Although the majority of our international customers are not in the Asia-Pacific region, we believe that any instability in the Asia-Pacific economies could also have a material adverse effect on the results of our operations as a result of a reduction in sales by our customers to those markets. Domestic or international recessions or a downturn in one or more of our major markets, such as the food, communications, automotive, electronic, appliance, semiconductor, and life sciences industries, and resulting cutbacks in capital spending would have a direct, negative impact on our business. Evidencing the weakness in the industry, our supply and development agreement with JDSU was terminated largely as a result of the termination of JDSU’s Optical Process Automation operations. We are currently experiencing reduced demand in most of the industries we serve including the electronics and semiconductor industries and expect this reduced demand to adversely affect our revenues for an indefinite period. During fiscal 2001, 2002 and 2003, we received significantly fewer orders than expected, experienced delivery schedule postponements on several existing orders and had some order cancellations. Such changes in orders may adversely affect revenue for future quarters.

We sell some of our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. The industry is currently experiencing a significant downturn due to decreased worldwide demand for semiconductors. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. We implemented a worldwide restructuring program in fiscal 2002 to realign our businesses to the changes in our industry and our customers’ decrease in capital spending. We made further cost reductions in fiscal 2003 to further realign our business. Despite this restructuring activity, our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. The long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products that we cannot sell. We believe our future performance will continue to be affected by the cyclical nature of the semiconductor industry, and thus, any future downturn in the semiconductor industry could therefore harm our revenues and gross margin if demand drops or average selling prices decline.

Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of qualified personnel. Our inability to ramp-up in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors.

Changes in delivery schedules and customer cancellations of orders constituting our backlog may result in lower than expected revenues.

Backlog should not be relied on as a measure of anticipated demand for our products or future revenues, because the orders constituting our backlog are subject to changes in delivery schedules and in certain instances are subject to cancellation without significant penalty to the customer. Increasingly, our business is characterized by short-term order and shipment schedules. We have in the past experienced changes in delivery schedules and customer cancellations that resulted in our revenues in a given quarter being materially less than would have been anticipated based on backlog at the beginning of the quarter. We experienced greater customer delays and cancellations in fiscal 2002 and fiscal 2003, compared to prior periods, and this increase may continue in future periods. Similar delivery schedule changes and order cancellations may adversely affect our operating results in the future.

Because we do not have long-term contracts with our customers, our future sales are not guaranteed.

We generally do not have long-term contracts with our customers and existing contracts may be cancelled. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly our customers are not required to make minimum purchases and may cease purchasing our products at any time without penalty. Because our customers are free to purchase products from our competitors, we are exposed to competitive price pressure on each order. Any reductions, cancellations or deferrals in customer orders could have a negative impact on our financial condition and results of operations.

Our distributed controls architecture may not achieve customer acceptance.

We began to sell to customers our new distributed controls architecture based on IEEE 1394 FireWire technology in fiscal 2002. IEEE 1394 is a standard defining a high speed multimedia connection protocol that enables simple, low cost, high-bandwidth, real-time data interfacing between computers and intelligent devices. We are devoting, and expect to devote in the future significant financial, engineering and management resources to expand our development, marketing and sales of these products. Commercial success of these products depends upon our ability to, among other things:

•	accurately determine the features and functionality that our controls customers require or prefer;

•	successfully design and implement intelligent automation solutions that include these features and functionality, including integrating this architecture with a variety of robots manufactured by other companies;

•	enter into agreements with system integrators, manufacturers and distributors; and

•	achieve market acceptance for our design and approach.

Our distributed controls strategy may not achieve broad market acceptance for a variety of reasons including:

•	companies who use machine controls may continue to use their current design and may not adopt our distributed architecture;

•	companies may decide to adopt a different technology than IEEE 1394 FireWire for their distributed controls;

•	companies may determine that the costs and resources required to switch to our distributed architecture are unacceptable to them;

•	system integrators, manufacturers, and OEMs may not enter into agreements with us; and

•	competition from traditional, well-established controls solutions.

If we do not achieve market acceptance of these products, our business and operating results will suffer.

Some of our solution products require us to commit contractually to a firm price which makes us vulnerable to cost overruns.

We contractually commit to a firm price over a number of units for certain of our solutions products, including the products that we have added as a result of our acquisitions. Our ability to achieve a reasonably accurate estimate of the costs of these products will have a direct impact on the profit we obtain from these products. If the costs we incur in completing a customer order for these products exceed our expectations, we generally cannot pass those costs on to our customer.

Our gross margins can vary significantly from quarter to quarter based on factors which are not always in our control.

Our operating results fluctuate when our gross margins vary. Our gross margins vary for a number of reasons, including:

•	the mix of products we sell;

•	the average selling prices of products we sell including changes in the average discounts offered;

•	the costs to manufacture, service and support our products and enhancements;

•	the costs to customize our systems;

•	the volume of products produced;

•	our efforts to enter new markets; and

•	certain inventory related costs including obsolescence of products and components resulting in excess inventory.

Because we have significant fixed costs that are not easily reduced, we may be unable to adequately reduce expenditures to offset decreases in revenue and therefore avoid operating losses.

While we have reduced our absolute amount of expenses in all areas of our operations in connection with our restructuring, we continue to invest in research and development, capital equipment and extensive ongoing customer service and support capability worldwide. These investments create significant fixed costs that we may be unable to reduce rapidly if we do not meet our sales goals. Moreover, if we fail to obtain a significant volume of customer orders for an extended period of time, we may have difficulty planning our future production and inventory levels, utilizing our relatively fixed capacity, which could also cause fluctuations in our operating results.

We cannot control the procurement, sales or marketing efforts of the systems integrators and OEMs who sell our products which may result in lower revenues if they do not successfully market and sell our products or choose instead to promote competing products.

We believe that our ability to sell products to system integrators and OEMs will continue to be important to our success. Our relationships with system integrators and OEMs are generally not exclusive, and some of our system integrators and OEMs may expend a significant amount of effort or give higher priority to selling products of our competitors. In the future, any of our system integrators or our OEMs may discontinue their relationships with us or form additional competing arrangements with our competitors. The loss of, or a significant reduction in revenues from, system integrators or OEMs to which we sell a significant amount of our product could negatively impact our business, financial condition or results of operations.

As we enter new geographic and applications markets, we must locate and establish relationships with system integrators and OEMs to assist us in building sales in those markets. It can take an extended period of time and significant resources to establish a profitable relationship with a system integrator or OEM because of product integration expenses, training in product and technologies and sales training. We may not be successful in obtaining effective new system integrators or OEMs or in maintaining sales relationships with them. In the event a number of our system integrators and/or OEMs experience financial problems, terminate their relationships with us or substantially reduce the amount of our products they sell, or in the event we fail to build or maintain an effective systems integrator or OEM channel in any existing or new markets, our business, financial condition and results of operations could be adversely affected.

In addition, a substantial portion of our sales is to system integrators that specialize in designing and building production lines for manufacturers. Many of these companies are small operations with limited financial resources, and we have from time to time experienced difficulty in collecting payments from certain of these companies. As a result, we perform ongoing credit evaluations of our customers. To the extent we are unable to mitigate this risk of collections from system integrators, our results of operations may be harmed. In addition, due to their limited financial resources, during extended market downturns, the viability of some system integrators may be in question, which would also result in a reduction in our revenues.

Our reliance on single source suppliers with lengthy lead procurement times or limited supplies for our key components and materials may render us unable to meet product demand and we may lose customers and suffer decreased revenue.

We obtain many key components and materials and some significant mechanical subsystems from sole or single source suppliers with whom we have no guaranteed supply arrangements. In addition, some of our sole or single sourced components and mechanical subsystems incorporated into our products have long procurement lead times. Our reliance on sole or single source suppliers involves certain significant risks including:

•	loss of control over the manufacturing process;

•	potential absence of adequate supplier capacity;

•	potential inability to obtain an adequate supply of required components, materials or mechanical subsystems; and

•	reduced control over manufacturing yields, costs, timely delivery, reliability and quality of components, materials and mechanical subsystems.

We depend on Flash Corporation for the supply of our circuit boards, Wilco Corporation for the supply of our cables, NSK Corporation for the supply of our linear modules, which are mechanical devices powered by an electric motor that move in a straight line, and which can be combined as building blocks to form simple robotic systems, Yaskawa Electric Corp. for the supply of our 6-axis robots, Hirata Corporation for the supply of our Adept Cobra 600 robot mechanism and Adept Cobra 800 robot mechanisms and Matrox Electronic Systems Ltd. for the supply of our computer vision processors, which are used to digitize images from a camera and perform measurements and analysis. We do not have contracts with certain of these suppliers. If any one of these significant sole or single source suppliers were unable or unwilling to manufacture the components, materials or mechanical subsystems we need in the volumes we require, we would have to identify and qualify acceptable replacements. The process of qualifying suppliers may be lengthy, and additional sources may not be available to us on a timely basis, on acceptable terms or at all. If sufficient quantities of these items were not available from our existing suppliers and a relationship with an alternative vendor could not be developed in a timely manner, shipments of our products could be interrupted and reengineering of these products could be required. In the past, we have experienced quality control or specification problems with certain key components provided by sole source suppliers, and have had to design around the particular flawed item. In addition, some of the components that we use in our products are in short supply. We have also experienced delays in filling customer orders due to the failure of certain suppliers to meet our volume and schedule requirements. Some of our suppliers have also ceased manufacturing components that we require for our products, and we have been required to purchase sufficient supplies for the estimated life of its product line. Problems of this nature with our suppliers may occur in the future. In addition, some of our suppliers currently require accelerated payment terms or require cash in advance for our purchase of supplies. Should our financial condition deteriorate further, additional suppliers may be reluctant to continue with existing terms where those terms extend beyond customary industry averages or permit sales without prior payment in full.

Disruption or termination of our supply sources could require us to seek alternative sources of supply, could delay our product shipments and damage relationships with current and prospective customers, or prevent us from taking other business opportunities, any of which could have a material adverse effect on our business. If we incorrectly forecast product mix for a particular period and we are unable to obtain sufficient supplies of any components or mechanical subsystems on a timely basis due to long procurement lead times, our business, financial condition and results of operations could be substantially impaired. Moreover, if demand for a product for which we have purchased a substantial amount of components fails to meet our expectations, we would be required to write off the excess inventory. A prolonged inability to obtain adequate timely deliveries of key components could have a material adverse effect on our business, financial condition and results of operations.

Because our product sales are seasonal, we may not be able to maintain a steady revenue stream.

Our product sales are seasonal. We have historically had higher bookings for our products during the June quarter of each fiscal year and lower bookings during the September quarter of each fiscal year, due primarily to the slowdown in sales to European markets and summer vacations. In the event bookings for our products in the June fiscal quarter are lower than anticipated and our backlog at the end of the June fiscal quarter is insufficient to compensate for lower bookings in the September fiscal quarter, our results of operations for the September fiscal quarter and future quarters will suffer.

A significant percentage of our product shipments occur in the last month of each fiscal quarter. Historically, this has been due in part, at times, to our inability to forecast the level of demand for our products or of the product mix for a particular fiscal quarter. To address this problem we periodically stock inventory levels of completed robots, machine controllers and certain strategic components. If shipments of our products fail to meet forecasted levels, the increased inventory levels and increased operating expenses in anticipation of sales that do not materialize could adversely affect our business.

Any acquisition we have made or may make in the future could disrupt our business, increase our expenses and adversely affect our financial condition or operations.

During fiscal 2000, we acquired Pensar, NanoMotion and BYE/Oasis. In fiscal 2001, we acquired HexaVision and CHAD Industries and, in fiscal 2003, we acquired control of Meta Control Technologies, Inc. These acquisitions introduced us to industries and technologies in which we have limited previous experience. In the future we may make acquisitions of, or investments in, other businesses that offer products, services, and technologies that management believes will further our strategic objectives. We cannot be certain that we would successfully integrate any businesses, technologies or personnel that we might acquire, and any acquisitions might divert our management’s attention away from our core business. Any future acquisitions or investments we might make would present risks commonly associated with these types of transactions, including:

•	difficulty in combining the product offerings, operations, or work force of an acquired business;

•	potential loss of key personnel of an acquired business;

•	adverse effects on existing relationships with suppliers and customers;

•	disruptions of our on-going businesses;

•	difficulties in realizing our potential financial and strategic objectives through the successful integration of the acquired business;

•	difficulty in maintaining uniform standards, controls, procedures and policies;

•	potential negative impact on results of operations due to amortization of goodwill, other intangible assets acquired or assumption of anticipated liabilities;

•	risks associated with entering markets in which we have limited previous experience;

•	potential negative impact of unanticipated liabilities or litigation; and

•	the diversion of management attention.

The risks described above, either individually or in the aggregate, could significantly harm our business, financial condition and results of operations. We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and common stock. In addition, we may issue additional equity in connection with future acquisitions, which could result in dilution of our shareholders’ equity interest. Fluctuations in our stock price may make acquisitions more expensive or prevent us from being able to complete acquisitions on terms that are acceptable to us.

Our international operations and sales subject us to divergent regulatory requirements and other financial and operating risks outside of our control that may harm our operating results.

International sales were $5.1 million for the quarter ended September 27, 2003, $17.1 million for the fiscal year ended June 30, 2003, $31.8 million for the fiscal year ended June 30, 2002, and $36.4 million for the fiscal year ended June 30, 2001. This represented 43.0%, 38.2%, 55.7%, and 36.3% of net revenues for the respective periods. We also purchase some critical components and mechanical subsystems from foreign suppliers. As a result, our operating results are subject to the risks inherent in international sales and purchases, which include the following:

•	unexpected changes in regulatory requirements;

•	political, military and economic changes and disruptions;

•	transportation costs and delays;

•	foreign currency fluctuations;

•	export/import controls;

•	tariff regulations and other trade barriers;

•	higher freight rates;

•	difficulties in staffing and managing foreign sales operations;

•	greater difficulty in accounts receivable collection in foreign jurisdictions; and

•	potentially adverse tax consequences.

Foreign exchange fluctuations may render our products less competitive relative to locally manufactured product offerings, or could result in foreign exchange losses. To maintain a competitive price for our products in Europe, we may have to provide discounts or otherwise effectively reduce our prices, resulting in a lower margin on products sold in Europe. Continued change in the values of European currencies or changes in the values of other foreign currencies could have a negative impact on our business, financial condition and results of operations.

We sell standard components for products to OEMs, who deliver products to Asian markets, such as Japan, Malaysia, Korea and China.

Past turmoil in Asian financial markets and the deterioration of underlying economic conditions in certain Asian countries may continue to impact our sales to our OEM customers who deliver to, are located in, or whose projects are based in, Asian countries due to the impact of restrictions on government spending imposed by the International Monetary Fund on those countries receiving the IMF’s assistance. In addition, customers in those countries may face reduced access to working capital to fund component purchases, such as our products, due to higher interest rates, reduced bank lending due to contractions in the money supply or the deterioration in the customer’s or our bank’s financial condition or the inability to access local equity financing. In the past, as a result of this lack of working capital and higher interest rates, we have experienced a significant decline in sales to OEMs serving the Asian market.

Maintaining operations in different countries requires us to expend significant resources to keep our operations coordinated and subjects us to differing laws and regulatory regimes that may affect our offerings and revenue.

We may incur currency exchange-related losses in connection with our reliance on our single or sole source foreign suppliers.

We make yen-denominated purchases of certain components and mechanical subsystems from certain of our sole or single source Japanese suppliers. We remain subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies. We experienced losses on instruments that hedge our foreign currency exposure in fiscal 2002 and the first three quarters of fiscal 2003. In March 2003, we suspended our foreign currency hedging program because we determined that our international activities held or conducted in foreign currency did not warrant the cost associated with a hedging program due to decreased exposure of foreign currency exchange risk on international operational assets and liabilities. Our current or any future currency exchange strategy may not be successful in avoiding exchange-related losses. Any exchange-related losses or exposure may negatively affect our business, financial condition or results of operations.

If our hardware products do not comply with standards set forth by the European Union, we will not be able to sell them in Europe.

Our hardware products are required to comply with European Union Low Voltage, Electro-Magnetic Compatibility, and Machinery Safety Directives. The European Union mandates that our products carry the CE mark denoting that these products are manufactured in strict accordance to design guidelines in support of these directives. These guidelines are subject to change and to varying interpretation. New guidelines impacting machinery design go into effect each year. To date, we have retained TUV Rheinland to help certify that our controller-based products, including some of our robots, meet applicable European Union directives and guidelines. Although our existing certified products meet the requirements of the applicable European Union directives, we cannot provide any assurance that future products can be designed, within market window constraints, to meet the future requirements. If any of our robot products or any other major hardware products do not meet the requirements of the European Union directives, we would be unable to legally sell these products in Europe. Thus, our business, financial condition and results of operations could be harmed. Such directives and guidelines could change in the future, forcing us to redesign or withdraw from the market one or more of our existing products that may have been originally approved for sale.

Our hardware and software products may contain defects that could increase our expenses and exposure to liabilities and or harm our reputation and future business prospects.

Our hardware and software products are complex and, despite extensive testing, our new or existing products or enhancements may contain defects, errors or performance problems when first introduced, when new versions or enhancements are released or even after these products or enhancements have been used in the marketplace for a period of time. We may discover product defects only after a product has been installed and used by customers. We may discover defects, errors or performance problems in future shipments of our products. These problems could result in expensive and time consuming design modifications or large warranty charges, expose us to liability for damages, damage customer relationships and result in loss of market share, any of which could harm our reputation and future business prospects. In addition, increased development and warranty costs could reduce our operating profits and could result in losses.

The existence of any defects, errors or failures in our products could also lead to product liability claims or lawsuits against us, our channel partners or against our customers. A successful product liability claim could result in substantial cost and divert management’s attention and resources, which could have a negative impact on our business, financial condition and results of operations. Although we are not aware of any product liability claims to date, the sale and support of our products entail the risk of these claims.

If we become subject to unfair hiring claims, we could be prevented from hiring needed personnel, incur liability for damages and incur substantial costs in defending ourselves.

Companies in our industry whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring personnel or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Although to date we have not experienced any material claims, defending ourselves from these claims could divert the attention of our management away from our operations.

Our failure to protect our intellectual property and proprietary technology may significantly impair our competitive advantage.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trademark and trade secret protection and nondisclosure agreements to protect our proprietary rights. The steps we have taken may not be sufficient to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The patent and trademark law and trade secret protection may not be adequate to deter third party infringement or misappropriation of our patents, trademarks and similar proprietary rights. In addition, patents issued to Adept may be challenged, invalidated or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

If we cannot identify and make acquisitions, our ability to expand our operations and increase our revenue may be impaired.

In the latter half of fiscal 2000, a significant portion of our growth was attributable to acquisitions of other businesses and technologies. In fiscal 2001, we acquired CHAD Industries, Inc., and in fiscal 2003, we acquired control of Meta Control Technologies, Inc. We expect that acquisitions of complementary companies, businesses, products and technologies in the future may play an important role in our ability to expand our operations and increase our revenue. We continue to review acquisition candidates as part of our strategy to market intelligent automation solutions targeted at the precision assembly industry. Our ability to make acquisitions is rendered more difficult due to our cash constraints and the decline of our common stock price, making equity consideration more expensive. If we are unable to identify suitable targets for acquisition or complete acquisitions on acceptable terms, our ability to expand our product and/or service offerings and increase our revenue may be impaired. Even if we are able to identify and acquire acquisition candidates, we may be unable to realize the benefits anticipated as a result of these acquisitions.

We may face costly intellectual property infringement claims.

We have from time to time received communications from third parties asserting that we are infringing certain patents and other intellectual property rights of others or seeking indemnification against such alleged infringement. For example, some end users of our products have notified us that they have received a claim of patent infringement from the Jerome H. Lemelson Foundation, alleging that their use of our machine vision products infringes certain patents issued to Mr. Lemelson. In addition, we have been notified that other end users of our AdeptVision VME line and the predecessor line of Multibus machine vision products have received letters from the Lemelson Foundation which refer to Mr. Lemelson’s patent portfolio and offer the end user a license to the particular patents. As claims arise, we evaluate their merits. Any claims of infringement brought by third parties could result in protracted and costly litigation, damages for infringement, and the necessity of obtaining a license relating to one or more of our products or current or future technologies, which may not be available on commercially reasonable terms or at all. Litigation, which could result in substantial cost to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. Any intellectual property litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations. Some of our end users have notified us that they may seek indemnification from us for damages or expenses resulting from any claims made by the Jerome H. Lemelson Foundation. We cannot predict the outcome of this or any similar litigation which may arise in the future. Litigation of this kind may have a material adverse effect on our business, financial condition or results of operations.

Our future success depends on our continuing ability to attract, integrate, retain and motivate highly-qualified managerial and technical personnel.

Competition for qualified personnel in the intelligent automation industry is intense. Our inability to recruit, train and motivate qualified management and technical personnel on a timely basis would adversely affect our ability to manage our operations, and design, manufacture, market and support our products. We recently hired a new Chief Executive Officer to lead our further evolution to a more profitable business model. We cannot guarantee that we will be able to timely or affectively integrate him into our operations or will be successful in retaining him. We have also reduced headcount in connection with our restructurings and recently made changes in other senior personnel, which changes may lead to employee questions regarding future actions by Adept leading to additional retention difficulties. Other than Mr. Bucher’s offer letter, we have no employment agreements with our senior management.

Risks Related to Our Industry

Intense competition in the market for intelligent automation products will cause our revenues and business to suffer if our products are not seen as more attractive by customers than other products in the marketplace.

The market for intelligent automation products is highly competitive. We believe that the principal competitive factors affecting the market for our products are:

•	product functionality and reliability;

•	price;

•	customer service;

•	delivery, including timeliness, predictability and reliability of delivery commitment dates; and

•	product features such as flexibility, programmability and ease of use.

We compete with a number of robot companies, motion control companies, machine vision companies and simulation software companies. Many of our competitors have substantially greater financial, technical and marketing resources than us. In addition, we may in the future face competition from new entrants in one or more of our markets.

Many of our competitors in the robot market are integrated manufacturers of products that produce robotics equipment internally for their own use and may also compete with our products for sales to other customers.

Some of these large manufacturing companies have greater flexibility in pricing because they generate substantial unit volumes of robots for internal demand and may have access through their parent companies to large amounts of capital. Any of our competitors may seek to expand their presence in other markets in which we compete.

Our current or potential competitors may develop products comparable or superior in terms of price and performance features to those developed by us or adapt more quickly than we can to new or emerging technologies and changes in customer requirements. We may be required to make substantial additional investments in connection with our research, development, engineering, marketing and customer service efforts in order to meet any competitive threat, so that we will be able to compete successfully in the future. We expect that in the event the intelligent automation market expands, competition in the industry will intensify, as additional competitors enter our markets and current competitors expand their product lines. Increased competitive pressure could result in a loss of sales or market share, or cause us to lower prices for our products, any of which could harm our business.

If we are unable to effectively support the distinct needs of the multiple industries of our customers, the demand for our products may decrease and our revenues will decline.

We market products for the food, communications, electronics, automotive, appliance, semiconductor, and life sciences industries. Because we operate in multiple industries, we must work constantly to understand the needs, standards and technical requirements of numerous different industries and must devote significant resources to developing different products for these industries. Our results of operations are also subject to the cyclicality and downturns in these markets. Product development is costly and time consuming. Many of our products are used by our customers to develop, manufacture and test their own products. As a result, we must anticipate trends in our customers’ industries and develop products before our customers’ products are commercialized. If we do not accurately predict our customers’ needs and future activities, we may invest substantial resources in developing products that do not achieve broad market acceptance. Our decision to continue to offer products to a given market or to penetrate new markets is based in part on our judgment of the size, growth rate and other factors that contribute to the attractiveness of a particular market. If our product offerings in any particular market are not competitive or our analyses of a market are incorrect, our business and results of operations could be harmed.

Our business will decline if we cannot keep up with the rapid pace of technological change and new product development that characterize the intelligent automation industry.

The intelligent automation industry is characterized by rapid technological change and new product introductions and enhancements. Our ability to remain competitive depends greatly upon the technological quality of our products and processes compared to those of our competitors and our ability both to continue to develop new and enhanced products and to introduce those products at competitive prices and on a timely and cost-effective basis. We may not be successful in selecting, developing and manufacturing new products or in enhancing our existing products on a timely basis or at all. Our new or enhanced products may not achieve market acceptance. Our failure to successfully select, develop and manufacture new products, or to timely enhance existing technologies and meet customers’ technical specifications for any new products or enhancements on a timely basis, or to successfully market new products, could harm our business. If we cannot successfully develop and manufacture new products or meet specifications, our products could lose market share, our revenues and profits could decline, or we could experience operating losses. New technology or product introductions by our competitors could also cause a decline in sales or loss of market acceptance for our existing products or force us to significantly reduce the prices of our existing products.

From time to time we have experienced delays in the introduction of, and certain technical and manufacturing difficulties with, some of our products, and we may experience technical and manufacturing difficulties and delays in future introductions of new products and enhancements. Our failure to develop, manufacture and sell new products in quantities sufficient to offset a decline in revenues from existing products or to successfully manage product and related inventory transitions could harm our business.

Our success in developing, introducing, selling and supporting new and enhanced products depends upon a variety of factors, including timely and efficient completion of hardware and software design and development, implementation of manufacturing processes and effective sales, marketing and customer service. Because of the complexity of our products, significant delays may occur between a product’s initial introduction and commencement of volume production.

The development and commercialization of new products involve many difficulties, including:

•	the identification of new product opportunities;

•	the retention and hiring of appropriate research and development personnel;

•	the determination of the product’s technical specifications;

•	the successful completion of the development process;

•	the successful marketing of the product and the risk of having customers embrace new technological advances; and

•	additional customer service costs associated with supporting new product introductions and/or effecting subsequent potential field upgrades.

The development of new products may not be completed in a timely manner, and these products may not achieve acceptance in the market. The development of new products has required, and will require, that we expend significant financial and management resources. If we are unable to continue to successfully develop new products in response to customer requirements or technological changes, our business may be harmed.

If we fail to adequately invest in research and development, we may be unable to compete effectively and sales of our products will decline.

Over the past year, our total expenditures for research and development have declined significantly. We have limited resources to allocate to research and development and must allocate our resources among a wide variety of projects. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. If we fail to adequately invest in research and development, we may be unable to compete effectively in the intelligent automation markets in which we operate.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Internally developing intelligent automation products is expensive, and these investments often require a long time to generate returns. Our strategy involves significant investments in research and development and related product opportunities. Although our total expenditures for research and development have declined, we continue to believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we cannot predict that we will receive significant revenues from these investments, if at all.

If we do not comply with environmental regulations, we may incur significant costs causing our overall business to suffer.

We are subject to a variety of environmental regulations relating to the use, storage, handling, and disposal of certain hazardous substances used in the manufacturing and assembly of our products. We believe that we are currently in compliance with all material environmental regulations in connection with our manufacturing operations, and that we have obtained all necessary environmental permits to conduct our business. However, our failure to comply with present or future regulations could subject us to a variety of consequences that could harm our business, including:

•	the imposition of substantial fines;

•	suspension of production; and

•	alteration of manufacturing processes or cessation of operations.

Compliance with environmental regulations could require us to acquire expensive remediation equipment or to incur substantial expenses. Our failure to control the use, disposal, removal, storage, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liability under certain statutes. The imposition of liabilities of this kind could harm our financial condition.

If we fail to obtain export licenses, we would be unable to sell any of our software products overseas and our revenues would decline.

We must comply with U.S. Department of Commerce regulations in shipping our software products and other technologies outside the United States. Any significant future difficulty in complying could harm our business, financial condition and results of operations.

Proposed regulations related to equity compensation could adversely affect our results of operation

The Financial Accounting Standards Board (FASB), among other agencies and entities, is currently considering changes to generally accepted accounting principles in the United States that, if implemented, would require us to record a charge to compensation expense for all option grants. As currently permitted by SFAS No. 123, we apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (APB 25) and related interpretations in accounting for its stock option plans and stock purchase plan. Accordingly, we do not recognize compensation cost for stock options granted at fair market value. We cannot predict whether the proposed regulations will be adopted, but if adopted these regulations would have an adverse affect on our results of operations.

Our business is subject to the risk of earthquakes and other natural catastrophic events.

Our corporate headquarters and principal offices, including certain of our research and development operations and distribution facilities, are located in the San Francisco Bay area of Northern California, which is a region known to experience seismic activity, flood plains and other natural phenomenon not within our control. If significant seismic activity or other natural catastrophes affecting this region were to occur, our operations may be interrupted, which would adversely impact our business and results of operations.

Acts of war or terrorism could adversely and materially affect our business.

Terrorist acts or military engagement anywhere in the world could cause damage or disruption to us, our customers, OEMs, distributors or suppliers, or could create political or economic instability, any of which could adversely effect our business, financial condition or results of operations. Furthermore, we are uninsured for losses or interruptions caused by acts of war or terrorism.

Risks Related to our Stock

Our common stock has been delisted from the Nasdaq Stock Market and trades on the OTC Bulletin Board. The delisting of our common stock may negatively impact the trading activity and price of our common stock.

In April 2003, we were delisted from the Nasdaq National Market as a result of our failure to comply with certain quantitative requirements for continued listing on the Nasdaq National Market. Our common stock trades on the OTC Bulletin Board. The OTC Bulletin Board is generally considered less liquid and efficient than Nasdaq, and although trading in our stock was relatively thin and sporadic before the delisting, the liquidity of our common stock has declined and price volatility increased because smaller quantities of shares are bought and sold, transactions may be delayed and securities analysts’ and news media coverage of Adept will likely diminish. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock. Reduced liquidity may reduce the value of our common stock and our ability to generate to use our equity as consideration for an acquisition or other corporate opportunity. The delisting could result in a number of other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and the availability of fewer business development, other strategic opportunities and additional cost of compensating our employees using cash and equity compensation.

The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options, warrants or our convertible note, in the public market after this offering could adversely affect the prevailing market price of our common stock.

We have outstanding an aggregate of 29,662,519 shares of common stock as of January 23, 2004 and the selling securityholders are offering an aggregate of 22,740,816 hereunder, 8,555,560 shares of which are not currently outstanding and are subject to warrants or our convertible note. Additionally, at January 23, 2004, options to purchase 3,710,262 shares of our common stock were outstanding under our stock option plans, and an aggregate of 6,433,040 shares of common stock were issued or reserved for issuance under our stock option plans and employee stock purchase plan, including 500,000 shares of common stock reserved for issuance under our 2003 Stock Option Plan, approved by our shareholders at our annual meeting on January 23, 2004. Shares of common stock issued under these plans will be freely tradable in the public market, subject to the Rule 144 limitations applicable to our affiliates. The sale of a substantial amount of our common stock, including shares issued upon exercise of these outstanding options or issuable upon exercise of our warrants, convertible notes or future options, in the public market after this offering could adversely affect the prevailing market price of our common stock.

The ability of our Board of Directors to issue additional preferred stock could delay or impede a change of control of our company and may adversely affect the price an acquirer is willing to pay for our common stock.

The Board of Directors has the authority to issue, without further action by the shareholders, up to 5,000,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by Adept’s shareholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Adept without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. Additionally, the conversion of preferred stock into common stock may have a dilutive effect on the holders of common stock.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common stock has fluctuated substantially in the past. The market price of our common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

•	the business environment, including the operating results and stock prices of companies in the industries we serve;

•	our liquidity needs and constraints;

•	our restructuring activities and changes in management and other personnel;

•	the delisting of our common stock from the Nasdaq Stock Market and trading on the OTC Bulletin Board;

•	fluctuations in operating results;

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	change in analysts’ earnings estimates;

•	developments in the financial markets;

•	general conditions in the intelligent automation industry; and

•	perceived dilution from stock issuances for acquisitions, our 2003 common stock financing and convertible note and other transactions.

Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly-traded companies may adversely affect the market price of our common stock.

We may be subject to securities class action litigation if our stock price remains volatile or operating results suffer, which could result in substantial costs, distract management and damage our reputation.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities or where operating results suffer. Companies, like us, that are involved in rapidly changing technology markets are particularly subject to this risk. In addition, we have incurred net operating losses for the last few fiscal years. We may be the target of litigation of this kind in the future. Any securities litigation could result in substantial costs, divert management’s attention and resources from our operations and negatively affect our public image and reputation.

USE OF PROCEEDS

All net proceeds from the disposition of the common shares covered by this prospectus will go to the selling securityholders. We will not receive any proceeds from the disposition of the common stock by the selling securityholders. However, certain of the shares of common stock being sold will be issued only upon the exercise of warrants issued in connection with the 2003 financing. Upon exercise of these warrants, Adept will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis. To the extent we receive cash upon any exercise of the warrants, we intend to use that cash for general corporate purposes. See “Plan of Distribution”.

SELLING SECURITYHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of January 23, 2004 by each of the selling securityholders, and as adjusted to reflect the sale of the shares in this offering. As of January 23, 2004, approximately 29,662,519 shares of our common stock were outstanding. The 22,740,816 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column “Number of Shares Being Offered” include 11,111,121 shares of our common stock issued in the 2003 financing and currently held by the selling securityholders, 5,555,560 shares that may be issued upon the exercise of warrants issued to selling securityholders in the 2003 financing, 3,074,135 shares of common stock issued pursuant to the JDSU Agreement, upon conversion of our convertible preferred stock, and 3,000,000 shares issued pursuant to a convertible subordinated note issued in favor of Tri-Valley Campus I, LLC, the landlord for the facilities we lease at our Livermore, California headquarters, referred to in this prospectus as Tri-Valley.

Shares listed under the column “Number of Shares Being Offered” represent the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

The information under the heading “Shares of Common Stock Beneficially Owned After the Offering” assumes each selling securityholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties, that the selling securityholders will acquire no additional Adept common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned. Each selling stockholder may sell all, part or none of its shares.

The information under the heading “Shares of Common Stock Beneficially Owned Prior to Offering” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from January 23, 2004 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. Shares issuable upon the exercise of warrants issued to the selling securityholders in the 2003 financing, referred to herein as Warrant Shares, are separately listed under the heading “Warrant Shares”. The “Number of Shares Being Offered” in the following table includes Warrant Shares. Warrant Shares are not included in the “Shares of Common Stock Beneficially Owned Prior to Offering” because warrants purchased in the 2003 financing are not exercisable until May 18, 2004, thus the underlying shares may not be acquired by selling securityholders within 60 days from January 23, 2004. Accordingly, for selling securityholders with Warrant Shares, the number of “Shares of Common Stock Beneficially Owned Prior to the Offering” less the “Number of Shares Being Offered” does not equal “Shares of Common Stock Beneficially Owned After the Offering”.

Selling securityholders	Shares of Common Stock Beneficially Owned Prior to Offering			Warrant Shares (1)	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
	Number		Percent (2)	Number	Number	Number	Percent
Jon D. Gruber and Linda W. Gruber (3)(10)	230,722		*	111,111	333,333	8,500	*

J. Patterson McBaine (4)(10)	294,222		1%	111,111	333,333	72,000	*

Lagunitas Partners, L.P. (5)(10)	1,545,833		5.2%	666,666	1,999,999	212,000	*

Gruber & McBaine International (6)(10)	523,644		1.8%	222,222	666,666	79,200	*

Special Situations Fund III, L.P. (7)(11)	3,333,400		11.2%	1,666,700	5,000,100	0	0%

Special Situations Cayman Fund, LP (7)(11)	1,111,100		3.7%	555,550	1,666,650	0	0%

Special Situations Private Equity Fund, LP (7)(11)	2,222,200		7.5%	1,111,100	3,333,300	0	0%

Special Situations Technology Fund, L.P. (7)(11)	366,700		1.2%	183,350	550,050	0	0%

Special Situations Technology Fund II, L.P. (7)(11)	1,855,500		6.3%	927,750	2,783,250	0	0%

JDS Uniphase Corporation	3,074,135	(8)	10.4%	0	3,074,135	0	0%

Tri-Valley Campus I, LLC	3,000,000	(9)	9.2%	0	3,000,000	0	0%

*	Less than 1%.

This table is based upon information supplied by the selling securityholders and Schedules 13D and 13G filed with the SEC.

(1)	Warrant Shares include shares of common stock for which selling securityholders have the right to acquire beneficial ownership through the exercise of warrants issued in the 2003 financing commencing May 18, 2004, the date on which the warrants become exercisable.
(2)

Applicable percentage of ownership for all shareholders other than Tri-Valley is based on 29,662,519 shares of common stock outstanding as of January 23, 2004. The number of shares outstanding for the calculation of percentage of ownership for Tri-Valley includes shares of common stock for which

Tri-Valley has the right to acquire beneficial ownership through conversion of a convertible subordinated note issued by Adept to Tri-Valley on August 6, 2003. See Note 9 below for more information regarding Tri-Valley.

(3)	“Shares of Common Stock Beneficially Owned Prior to Offering” includes 222,222 shares of common stock purchased in the 2003 financing and covered by this prospectus, plus 8,500 shares of common stock otherwise owned by Jon D. Gruber and Linda W. Gruber not covered by this prospectus, and does not include Warrant Shares. Jon D. Gruber and Linda W. Gruber may also be deemed to indirectly beneficially own the 2,069,477 shares collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 1,777,777 shares are covered by this prospectus, plus 27,800 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding Jon D. Gruber and Linda W. Gruber’s affiliation with Gruber and McBaine Capital Management, LLC and its affiliates. The “Number of Shares Being Offered” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares.
(4)	“Shares of Common Stock Beneficially Owned Prior to Offering” includes 222,222 shares of common stock purchased in the 2003 financing and covered by this prospectus, plus 72,000 shares of common stock otherwise owned by J. Patterson McBaine not covered by this prospectus, and does not include Warrant Shares. J. Patterson McBaine may also be deemed to indirectly beneficially own the 2,069,477 shares collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 1,777,777 shares are covered by this prospectus, plus 27,800 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding J. Patterson McBaine’s affiliation with Gruber and McBaine Capital Management, LLC and its affiliates. The “Number of Shares Being Offered” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares.
(5)	“Shares of Common Stock Beneficially Owned Prior to Offering” includes 1,333,333 shares of common stock purchased in the 2003 financing and covered by this prospectus, plus 212,500 shares of common stock otherwise owned by Lagunitas Partners, LP not covered by this prospectus, and does not include Warrant Shares. The “Number of Shares Being Offered” includes 1,333,333 shares of common stock purchased in the 2003 financing and 666,666 Warrant Shares. See also Note 10 below.
(6)	“Shares of Common Stock Beneficially Owned Prior to Offering” includes 444,444 shares of common stock purchased in the 2003 financing and covered by this prospectus, plus 79,200 shares of common stock otherwise owned by Gruber & McBaine International not covered by this prospectus, and does not include Warrant Shares. The “Number of Shares Being Offered” includes 444,444 shares of common stock purchased in the 2003 financing and 222,222 Warrant Shares. See also Note 10 below.
(7)	“Shares of Common Stock Beneficially Owned Prior to Offering” includes shares of common stock purchased in the 2003 financing and covered by this prospectus, and does not include Warrant Shares. The “Number of Shares Being Offered” includes shares of common stock purchased in the 2003 financing, plus for Special Situations Fund III, L.P., 1,666,700 Warrant Shares, for Special Situations Cayman Fund, LP, 555,550 Warrant Shares, for Special Situations Private Equity Fund, LP, 1,111,100 Warrant Shares, for Special Situations Technology Fund, L.P., 183,350 Warrant Shares, and for Special Situations Technology Fund II, L.P., 927,750 Warrant Shares.
(8)	Includes shares of common stock issued pursuant to the JDSU Agreement, upon conversion of Adept convertible preferred stock. The JDSU Agreement terminates rights and obligations, including certain board observer rights and voting agreements previously held by JDSU under the Securities Purchase and Investor Rights Agreement, dated as of October 22, 2001, between JDSU and Adept, as well as a promissory note dated October 30, 2002 issued by Adept in favor of JDSU.
(9)

Reflects beneficial ownership of 3,000,000 shares of Adept common stock which Tri-Valley has the right to acquire upon conversion of a three year, $3,000,000 convertible subordinated note issued by Adept in favor of Tri-Valley on August 6, 2003, bearing an interest rate of 6.0% and a right to convert into common stock at an exercise price of $1.00 per share. Under the terms of the convertible subordinated note, Tri-Valley may elect at any time to convert all or any part of the outstanding principal balance of the convertible subordinated note into shares of Adept common stock and the resulting shares carry certain rights, including piggyback registration rights, participation rights and co-sale rights in equity sales by Adept. The principal balance of the convertible subordinated note is $3,000,000, convertible into 3,000,000 shares of Adept common stock if Tri-Valley were to elect to convert 100% of the principal balance into Adept common stock. Adept may elect to convert interest owing under the convertible subordinated note into common stock. To the knowledge of Adept, Tri-Valley does not have ownership of any outstanding shares of common stock at this time and currently has no voting power or dispositive power over any outstanding shares of Adept common stock. Upon any election by Tri-Valley to convert amounts owing under the convertible subordinated note into shares of common stock, Tri-Valley may be deemed to have sole voting power over the common stock issued pursuant to the conversion and sole dispositive power over the common stock issued pursuant to the conversion. In addition, Tri-Valley is wholly owned by its managing member, Tri-Valley Technology Park LLC, referred to as TVTP. By reason of its position as managing member of Tri-Valley, TVTP may be deemed to have beneficial ownership of, and sole voting power and sole dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. John T. Kontrabecki and Lehman Brothers Holdings, Inc., a public entity, by reason of their indirect interest in TVTP have shared voting and shared dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Mr. Kontrabecki disclaims beneficial ownership over any such stock, however, except to the extent of his indirect pecuniary interest therein. Lehman Brothers Holdings, Inc. likewise disclaims beneficial ownership over any such stock except to the extent of its pecuniary interest therein.

(10)	Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas Partners, L.P. and the investment advisor to Gruber & McBaine International. Jon D. Gruber and J. Patterson McBaine are managers of Gruber & McBaine Capital Management, LLC, and they and Eric B. Swergold are portfolio managers for Gruber & McBaine Capital Management, LLC. Gruber & McBaine Capital Management, LLC has discretionary investment power over the portfolio securities held by Lagunitas Partners, L.P. and Gruber & McBaine International, and over the portfolio securities of certain other accounts managed by Gruber & McBaine Capital Management, LLC which collectively hold 27,800 shares of Adept’s common stock, including the power to vote such securities. Each of Jon D. Gruber and J. Patterson McBaine disclaims beneficial ownership of securities with respect to which indirect beneficial ownership is reported, except to the extent of his respective pro rata pecuniary interest therein. The address of each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber, and J. Patterson McBaine is c/o Gruber & McBaine Capital Management, LLC, 50 Osgood Place, San Francisco, California 94133. The information contained in this table is derived from information provided by each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber, and J. Patterson McBaine.
(11)	MGP Advisors Limited “MGP”) is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, SSTA, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

Designated Director Relationship

Effective as of November 18, 2003 upon the consummation of the 2003 financing, the SSF Entities designated Robert J. Majteles to serve as a member of our board of directors, and Adept’s board of directors approved Mr. Majteles’ addition to the board, filling the vacancy created by the resignation of Mr. Carlisle as a director. Mr. Majteles is the managing member of Treehouse Capital, LLC, an investment firm. Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Fund, L.P. have entered into an agreement with Mr. Majteles and Treehouse Capital pursuant to which Treehouse Capital, through Mr. Majteles, provides certain management and financial advisory services for the funds on request. If Mr. Majteles’ services are requested by the funds with respect to a particular portfolio investment, Treehouse Capital is entitled to ten percent of the funds’ net gain (as defined) or net loss (as defined) on the investment during the term of the agreement, offset by certain fees that may be paid by the portfolio company to Treehouse Capital or Mr. Majteles directly. Under the agreement, Mr. Majteles is required to act independently of the funds in discharging his fiduciary duties to shareholders of any company for which he serves as a member of the Board of Directors and also is obligated not to disclose to the funds or use for his own benefit any confidential information he obtains in connection with his service for a particular portfolio company. Mr. Majteles does not have or share voting or dispositive power over any securities held by the funds. Mr. Majteles has agreed to serve as a member of Adept’s board of directors pursuant to this agreement.

Tri-Valley Lease Restructuring

On August 6, 2003, we completed a lease restructuring with Tri-Valley Campus I, LLC, the landlord for our Livermore, California corporate headquarters and facilities who was not affiliated with Adept. Under the lease amendment, we were released of our lease obligations for two unoccupied buildings in Livermore and received a rent reduction on the occupied building from $1.55 to $1.10 per square foot for a lease term extending until May 31, 2011. In addition, the lease amendment carries liquidated damages in the event of default on the lease payments equivalent to one year of rent obligations on the original lease. In the event of Adept’s bankruptcy or a failure to make payments to the landlord of our Livermore, California facilities within three days after a written notice from the landlord, a default would be triggered on the lease. Finally, under the lease amendment Adept agreed to relocate once to another facility anywhere in the South or East Bay Area between San Jose and Livermore at the landlord’s option, provided that the new facility is comparable and upon providing Adept reasonable notice and paying Adept’s moving expenses. In connection with the lease restructuring, we issued a three year, $3.0 million convertible subordinated note due June 30, 2006 in favor of the landlord bearing an annual interest rate of 6.0%, which is subordinated to our receivables purchase facility with Silicon Valley Bank. Principal and interest are payable in cash, unless the landlord elects to convert the note into Adept’s common stock, in which case interest on the principal amount converted may be paid, at the election of Adept, in cash, by converting such interest into principal amount or by issuance of Adept common stock. The note is convertible at any time at the option of the holder into common stock at a conversion price of $1.00 per share and the resulting shares carry certain other rights, including piggyback registration rights and co-sale rights in equity sales by Adept or its management. Payment under the note will be accelerated in the event of a default, including the insolvency or bankruptcy of Adept, Adept’s failure to pay its obligations under the note when due, Adept’s default on certain material agreements, including the Livermore lease, the occurrence of a material adverse change with respect to Adept’s business or ability to pay its obligations under the note, or a change of control of Adept without the landlord’s consent. Adept continues to lease its Livermore facilities from Tri-Valley Campus I, LLC, and lease payments for fiscal 2004 are expected to be approximately $1.0 million.

Other than as set forth in the immediately preceding paragraphs, in the table above and under the heading “Recent Developments”, none of the selling securityholders has held any position or office with, and has not otherwise had a material relationship with, Adept or any of our subsidiaries within the past three years.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 75,000,000 shares of capital stock, consisting of 70,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

The following is a summary of the material terms of our capital stock. You should refer to our Restated Articles of Incorporation, as amended, and Bylaws and the agreements described below for more detailed information.

Common Stock

As of January 23, 2004, 29,662,519 shares of our common stock were issued and outstanding. Each outstanding share, regardless of class, is entitled to one vote on each matter submitted to a vote of the shareholders. If a quorum is present, the affirmative vote of a majority of the shares represented and voting at a duly held meeting will be the act of the shareholders, unless the vote of a greater number or a vote by classes is required by the California Corporations Code. At a shareholders’ meeting at which directors are to be elected, a shareholder will be entitled to cumulate votes if the candidates’ names have been placed in nomination prior to the commencement of the voting and the shareholder has given notice prior to commencement of the voting of the shareholder’s intention to cumulate votes. Subject to preferences that may be applicable to the holders of any outstanding preferred stock, if any, each holder of our common stock is entitled to receive ratably the dividends, if any, as may be declared by our board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Adept, the holders of our common stock are entitled to share ratably in all assets of Adept which are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

We have reserved approximately 6,433,040 shares of common stock for issuance in connection with our stock incentive plans and employee stock purchase plan, including shares reserved for issuance under our recently adopted 2003 Stock Option Plan.

Preferred Stock

There are no shares of our preferred stock currently issued and outstanding. We may issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and, within the limitations or restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any series, to increase or decrease, not below the number of shares of any series then outstanding, the number of shares of any series subsequent to the issuance of shares of that series, to determine the designation and par value of any series of preferred stock and to fix the number of shares of any series. Our board may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. In addition, the issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of Adept. We have no current plans to issue any shares of our preferred stock.

Warrants

5,555,560 of the shares of common stock offered by the Selling Securityholders in this prospectus are offered pursuant to warrants issued in connection with the 2003 financing as described in “Recent Developments.” The warrants have a term of exercise beginning on May 18, 2004 and expiring on November 18, 2008. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, combination, capital reorganization, reclassification or merger or consolidation. Subject to certain exceptions, the per share exercise price of the warrants and the number of shares for which the warrants are exercisable are also subject to weighted average antidilution adjustment in the case of an issuance of shares of common stock or securities exercisable for or convertible into common stock, at a per share price less than the per share exercise price of the warrants then in effect. The warrants are exercisable at any time commencing May 18, 2004 and prior to their expiration date by delivering the warrant certificates to us, together with a completed election to purchase and the full payment of the exercise price or by means of a “net exercise” feature under which Adept does not receive any cash, but rather, the number of shares issued upon exercise is net of the number of shares withheld by Adept in lieu of payment of the exercise price. Under limited circumstances, where the closing price of Adept common stock is at least $2.50, subject to any adjustment for stock splits and similar events, for 20 consecutive trading days during which a registration statement covering the warrant shares is effective for at least 15 trading days, Adept may call the cash exercise of the warrants. The call right is subject to a 30 day advance notice by Adept, which notice period must be extended for a number of days equal to the number of days for which the registration statement covering the warrant shares is not effective.

Convertible Note

In connection with the lease restructuring, we issued a three year, $3.0 million convertible subordinated note due June 30, 2006 in favor of the landlord bearing an annual interest rate of 6.0%, which is subordinated to our receivables purchase facility with Silicon Valley Bank. Principal and interest are payable in cash, unless the landlord elects to convert the note into Adept’s common stock, in which case interest on the principal amount converted may be paid, at the election of Adept, in cash, by converting such interest into principal amount or by issuance of Adept common stock. The note is convertible at any time at the option of the holder into common stock at a conversion price of $1.00 per share and the resulting shares carry certain other rights, including piggyback registration rights and co-sale rights in equity sales by Adept or its management. Payment under the note will be accelerated in the event of a default, including the insolvency or bankruptcy of Adept, Adept’s failure to pay its obligations under the note when due, Adept’s default on certain material agreements, including the Livermore lease, the occurrence of a material adverse change with respect to Adept’s business or ability to pay its obligations under the note, or a change of control of Adept without the landlord’s consent.

Registration Rights

In connection with the 2003 financing discussed in the section titled “Recent Developments,” Adept covenanted in the SSF Purchase Agreement and the Gruber Purchase Agreement to register the common stock and any shares of common stock issuable upon conversion of the warrants issued in the 2003 financing. Adept also entered into registration rights agreements with the investors in the 2003 financing under which we have agreed to register for resale by the investors the shares of common stock issued and issuable upon exercise of the warrants issued in the 2003 financing, as such number of shares may be adjusted from time to time. Adjustments are described in the paragraph titled “Warrants” above. Under the registration rights agreement, we agreed to file, at our expense, a registration statement covering the common stock and warrant shares on or prior to January 17, 2004. If this filing date is not met or if the registration statement is not effective on or prior to March 17, 2004, Adept will be required to pay to the investors liquidated damages in an amount equal to 1.5% of the aggregate amount paid by the investors for any 30 days by which the filing date or effective date is delayed. Adept has the right under certain circumstances to delay updating the registration statement or prospectus included in the registration statement during periods while we are in possession of material non-public information that would be required to be included in the prospectus, including during periods between the publication of our quarterly earnings information press release and filing of our quarterly or annual report, as applicable, with the SEC.

Simultaneous with the closing of the 2003 financing, pursuant to the JDSU Agreement, Adept granted certain piggyback registration rights to JDSU for the 3,074,135 shares of Adept common stock issued to JDSU upon the conversion and surrender of JDSU’s preferred stock to Adept. The terms of the JDSU Agreement provide JDSU piggyback registration rights where Adept is filing a registration statement for a public offering of securities to be issued by Adept or to be sold by any of its stockholders (excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization). Pursuant to the JDSU Agreement, JDSU’s shares of Adept common stock are being registered hereunder.

Under the terms of the convertible subordinated note issued to Tri-Valley, Tri-Valley may elect at any time to convert all or any part of the outstanding principal balance of $3,000,000 into 3,000,000 shares of Adept common stock at an exercise price of $1.00 per share and the resulting shares carry certain rights, including piggyback registration rights, participation rights and co-sale rights in equity sales by Adept.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

PLAN OF DISTRIBUTION

The selling securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

In the registration rights agreement entered into in connection with the investment, we have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold in one three-month period pursuant to Rule 144 of the Securities Act.

VALIDITY OF COMMON STOCK

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered in this offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual report on Form 10-K for the year ended June 30, 2003, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the SEC a registration statement on Form S-2, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy the registration statement or any other document we file with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act:

1. Our annual report on Form 10-K for the fiscal year ended June 30, 2003 filed with the SEC on September 29, 2003, as amended on Forms 10-K/A filed with the SEC on October 8, 2003 and November 12, 2003 (delivered, without charge, with this prospectus);

2. Our quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2003 filed with the SEC on November 12, 2003 (delivered, without charge, with this prospectus);

3. The description of our common stock contained in our Registration Statement on Form 8-A filed on October 31, 1995, as amended;

4. Our current reports on Form 8-K filed with the SEC on August 6, 2003, October 22, 2003, November 5, 2003, November 18, 2003, November 19, 2003, December 3, 2003 and January 21, 2004; and

5. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report referred to above.

All documents filed by Adept pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents, provided, however, that the Registrant is not incorporating any information furnished under either Item 9 or Item 12 of any current report on Form 8-K. Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus that are not delivered with this prospectus may be obtained from us without charge. You may obtain a copy of the documents by submitting a written request to Adept’s Corporate Secretary at 3011 Triad Drive, Livermore, California 94551 or by calling Adept at (925) 245-3400. Additional information about us is available at our web site located at http://www.adept.com. Information contained in our web site is not a part of this prospectus.

22,740,816 Shares

Adept Technology, Inc.

Common Stock

PROSPECTUS

            , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.*

Amount
SEC registration fee	$3,919
Transfer agent and registrar fee	$5,000
Printing expenses	$10,000
Accountant fees	$15,000
Counsel fees	$30,000
Miscellaneous	$81.00

Total	$64,000

*	All such amounts are estimates, other than the SEC registration fee.

Item 15. Indemnification of Directors and Officers.

As permitted by Section 204(a) of the California General Corporation Law, our articles of incorporation eliminate a director’s personal liability for monetary damages to Adept and its shareholders arising from a breach or alleged breach of the director’s fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of Adept or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director’s duty to Adept or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to Adept or its shareholders and (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to Adept or its shareholders. This provision does not eliminate the directors’ duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under California law.

Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. Our articles of incorporation and bylaws contain provisions covering indemnification of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers, employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended. We have entered into indemnification agreements with our directors and executive officers.

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of Adept in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of us.

Item 16. Exhibits

(a) Exhibits

2.1	Share Purchase Agreement among Marc Tremblay, Alain Rivard, Eric St-Pierre, Pierre Boivin, 9044-0108 Quebec Inc., Societe Innovatech Quebec et Chaudiere-Appalaches, Sofinov, Societe Financiere d’Innovation Inc., Business Development Bank of Canada, Christian Labbe, Patrick Murphy and certain other shareholders named therein, Adept Technology Canada Holding Co., and Registrant, dated July 21, 2000 (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 25, 2000).+

4.1	Form of Stock Certificate (incorporated by reference to Exhibit 4.2 to the 1995 Form S-1).

4.2	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (No. 33-98816) (the “1995 Form S-1”)).

4.3	Certificate of Amendment of Articles of Incorporation of the Registrant filed with the Secretary of State of California on November 17, 2000 (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (No. 333-48638)).

4.4	Bylaws of the Registrant, as amended to date (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2002) (the “2003 Second Quarter 10-Q”)).

4.5	Form of Registration Rights Agreement, dated as of November 18, 2003 by and among the Registrant and the investors party to the agreements filed as exhibits 10.28 and 10.29 hereto.

4.6	Form of Warrant, dated November 18, 2003 to purchase Common Stock of the Registrant issued to the investors party to the agreements filed as exhibits 10.28 and 10.29 hereto.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

10.1*	1993 Stock Plan as amended, and form of agreement thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 20, 2000, No. 333-50292).

10.2*	1998 Employee Stock Purchase Plan as amended, and form of agreements thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the fiscal quarter ended September 28, 2002).

10.3*	1995 Director Option Plan as amended, and form of agreement thereto (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-K for the fiscal year ended June 30, 1997 (the “1997 Form 10-K”)).

10.4	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.5 to the 1995 Form S-1).

10.5	Intentionally Deleted.

10.6	Lease Agreement dated as of April 30, 1998 between the Registrant and the Joseph and Eda Pell Revocable Trust dated August 18, 1989 (incorporated by reference to Exhibit 10.9 to the 1998 Form 10-K).

10.7	Lease Agreement dated June 1, 1998 between the Registrant and Technology Centre Associates LLC for the premises located at 180 Rose Orchard Way, San Jose, California (incorporated by reference to Exhibit 10.10 to the 1998 Form 10-K).

10.8	First Amendment to Lease Agreement dated June 1, 1998 between the Registrant and Technology Centre Associates LLC dated July 31, 1998 (incorporated by reference to Exhibit 10.10.1 to the 1998 Form 10-K).

10.9	Lease Agreement dated June 1, 1998 between Registrant and Technology Centre Associates LLC for the premises located at 150 Rose Orchard Way, San Jose, California (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the fiscal quarter ended September 30, 2000 (the “2001 First Quarter Form 10-Q”)).

10.10	Second Amendment to Lease Agreement dated March 31, 2000 between Registrant and Technology Centre Associates LLC dated July 31, 1998 (incorporated by reference to Exhibit 10.10.3 to the 2000 Form 10-K).

10.11	First Addendum to Lease Agreement dated August 18, 1999 between Registrant and Joseph and Eda Pell Revocable Trust dated August 18, 1989 (incorporated by reference to Exhibit 10.24 to the 2000 Form 10-K).

10.12	Lease Agreement dated May 19, 2000 between NanoMotion Inc. and United Insurance Co. of America for premises located at Santa Barbara, California (incorporated by reference to Exhibit 10.10.6 to the 2000 Form 10-K).

10.13**	Original Equipment Manufacturer Agreement between Registrant and Hirata Corporation dated January 31, 1995 (incorporated by reference to Exhibit 10.31 to the 2000 Form 10-K/A).

10.14**	Original Equipment Manufacturing Agreement between Registrant and Yaskawa Electric Corp. dated August 29, 2000 (incorporated by reference to Exhibit 10.34 to the 2000 Form 10-K/A).

10.15	Industrial R&D Lease Agreement dated October 31, 2000 between Registrant and Tri-Valley Campus I, LLC for premises located at Livermore, California (incorporated by reference to Exhibit 10.1 to the 2001 First Quarter Form 10-Q).

10.16	Intentionally Deleted.

10.17	Intentionally Deleted.

10.18**	Supply, Development and License Agreement dated October 22, 2002, between the Registrant and JDS Uniphase Corporation (incorporated by reference to Exhibit 10.1 to the 2002 First Quarter 10-Q).

10.19*	2001 Stock Option Plan (incorporated by reference to Exhibit 74.1 to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 11, 2001 (No. 333-71374).

10.20	Letter Agreement and Note effective as of November 30, 2002 between the Registrant and JDS Uniphase Corporation (incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on January 22, 2003).

10.21	Amended Second Anniversary Note Agreement effective as of December 13, 2002 between the Registrant and the Holcomb Family Trust (incorporated by reference to Exhibit 10.2 to the 2003 Second Quarter 10-Q).

10.22	Accounts Receivable Purchase Agreement dated as of March 21, 2003 between the Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 (the “2003 Third Quarter 10-Q”)).

10.23	Intellectual Property Security Agreement dated as of March 21, 2003 between the Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the 2003 Third Quarter 10-Q).

10.24	Warrant to Purchase Stock dated as of March 21, 2003 between the Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the 2003 Third Quarter 10-Q).

10.25	Convertible Subordinated Note issued by Registrant to Tri-Valley Campus, LLC dated August 6, 2003 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2003).

10.26	Lease Amendment dated as of August 6, 2003 between the Registrant and Tri-Valley Campus LLC. (incorporated by reference to Exhibit 10.26 to the Registrant’s 2003 Annual Report on Form 10-K).

10.27*	Robert H. Bucher Offer Letter dated November 3, 2003 (incorporated by reference to Exhibit 10.27 to the Registrant’s Amendment to its Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on November 12, 2003).

10.28	Purchase Agreement, dated as of November 14, 2003 by and among the Registrant and the investors named therein.

10.29	Purchase Agreement, dated as of November 14, 2003 by and among the Registrant and the investors named therein.

10.30	Agreement by and between the Registrant and JDS Uniphase dated November 14, 2003.

13.1	Registrant’s 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 29, 2003, as amended on Form 10-K/A filed October 08, 2003 and November 12, 2003.

13.2	Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2003, filed with the Securities and Exchange Commission on November 12, 2003.

23.1	Consent of Independent Auditors.

23.2	Consent of Counsel (incorporated by reference to Exhibit 5.1 to this Registration Statement).

24.1	Power of Attorney (See Signature Page to this Registration Statement).

*	Management contract or compensatory plan or arrangement.
**	Confidential treatment has been requested as to certain portions of this exhibit. An unredacted version of this exhibit has been filed separately with the SEC.
+	Schedules have been omitted and will be provided to the SEC upon request.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Livermore, State of California on January 26, 2004.

ADEPT TECHNOLOGY, INC.

By:	/s/ ROBERT H. BUCHER
Robert H. Bucher
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert H. Bucher and Michael W. Overby, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any and all Registration Statements filed pursuant to Section 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ ROBERT H. BUCHER Robert H. Bucher	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 26, 2004

/s/ MICHAEL W. OVERBY Michael W. Overby	Vice President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 26, 2004

/s/ RONALD E. F. CODD Ronald E. F. Codd	Director and Secretary	January 26, 2004

/s/ MICHAEL P. KELLY Michael P. Kelly	Director	January 26, 2004

/s/ ROBERT J. MAJTELES Robert J. Majteles	Director	January 26, 2004

/s/ CARY R. MOCK Cary R. Mock	Director	January 26, 2004

EXHIBIT INDEX

2.1	Share Purchase Agreement among Marc Tremblay, Alain Rivard, Eric St-Pierre, Pierre Boivin, 9044-0108 Quebec Inc., Societe Innovatech Quebec et Chaudiere-Appalaches, Sofinov, Societe Financiere d’Innovation Inc., Business Development Bank of Canada, Christian Labbe, Patrick Murphy and certain other shareholders named therein, Adept Technology Canada Holding Co., and Registrant, dated July 21, 2000 (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 25, 2000).+

4.1	Form of Stock Certificate (incorporated by reference to Exhibit 4.2 to the 1995 Form S-1).

4.2	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (No. 33-98816) (the “1995 Form S-1”)).

4.3	Certificate of Amendment of Articles of Incorporation of the Registrant filed with the Secretary of State of California on November 17, 2000 (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (No. 333-48638)).

4.4	Bylaws of the Registrant, as amended to date (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2002) (the “2003 Second Quarter 10-Q”)).

4.5	Form of Registration Rights Agreement, dated as of November 18, 2003 by and among the Registrant and the investors party to the agreements filed as exhibits 10.28 and 10.29 hereto.

4.6	Form of Warrant, dated November 18, 2003 to purchase Common Stock of the Registrant issued to the investors party to the agreements filed as exhibits 10.28 and 10.29 hereto.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

10.1*	1993 Stock Plan as amended, and form of agreement thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 20, 2000, No. 333-50292).

10.2*	1998 Employee Stock Purchase Plan as amended, and form of agreements thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the fiscal quarter ended September 28, 2002).

10.3*	1995 Director Option Plan as amended, and form of agreement thereto (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-K for the fiscal year ended June 30, 1997 (the “1997 Form 10-K”)).

10.4	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.5 to the 1995 Form S-1).

10.5	Intentionally Deleted.

10.6	Lease Agreement dated as of April 30, 1998 between the Registrant and the Joseph and Eda Pell Revocable Trust dated August 18, 1989 (incorporated by reference to Exhibit 10.9 to the 1998 Form 10-K).

10.7	Lease Agreement dated June 1, 1998 between the Registrant and Technology Centre Associates LLC for the premises located at 180 Rose Orchard Way, San Jose, California (incorporated by reference to Exhibit 10.10 to the 1998 Form 10-K).

10.8	First Amendment to Lease Agreement dated June 1, 1998 between the Registrant and Technology Centre Associates LLC dated July 31, 1998 (incorporated by reference to Exhibit 10.10.1 to the 1998 Form 10-K).

10.9	Lease Agreement dated June 1, 1998 between Registrant and Technology Centre Associates LLC for the premises located at 150 Rose Orchard Way, San Jose, California (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the fiscal quarter ended September 30, 2000 (the “2001 First Quarter Form 10-Q”)).

10.10	Second Amendment to Lease Agreement dated March 31, 2000 between Registrant and Technology Centre Associates LLC dated July 31, 1998 (incorporated by reference to Exhibit 10.10.3 to the 2000 Form 10-K).

10.11	First Addendum to Lease Agreement dated August 18, 1999 between Registrant and Joseph and Eda Pell Revocable Trust dated August 18, 1989 (incorporated by reference to Exhibit 10.24 to the 2000 Form 10-K).

10.12	Lease Agreement dated May 19, 2000 between NanoMotion Inc. and United Insurance Co. of America for premises located at Santa Barbara, California (incorporated by reference to Exhibit 10.10.6 to the 2000 Form 10-K).

10.13**	Original Equipment Manufacturer Agreement between Registrant and Hirata Corporation dated January 31, 1995 (incorporated by reference to Exhibit 10.31 to the 2000 Form 10-K/A).

10.14**	Original Equipment Manufacturing Agreement between Registrant and Yaskawa Electric Corp. dated August 29, 2000 (incorporated by reference to Exhibit 10.34 to the 2000 Form 10-K/A).

10.15	Industrial R&D Lease Agreement dated October 31, 2000 between Registrant and Tri-Valley Campus I, LLC for premises located at Livermore, California (incorporated by reference to Exhibit 10.1 to the 2001 First Quarter Form 10-Q).

10.16	Intentionally Deleted.

10.17	Intentionally Deleted.

10.18**	Supply, Development and License Agreement dated October 22, 2002, between the Registrant and JDS Uniphase Corporation (incorporated by reference to Exhibit 10.1 to the 2002 First Quarter 10-Q).

10.19*	2001 Stock Option Plan (incorporated by reference to Exhibit 74.1 to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 11, 2001 (No. 333-71374).

10.20	Letter Agreement and Note effective as of November 30, 2002 between the Registrant and JDS Uniphase Corporation (incorporated by reference to the Registrant’s Form 8-K as filed with the Securities and Exchange Commission on January 22, 2003).

10.21	Amended Second Anniversary Note Agreement effective as of December 13, 2002 between the Registrant and the Holcomb Family Trust (incorporated by reference to Exhibit 10.2 to the 2003 Second Quarter 10-Q).

10.22	Accounts Receivable Purchase Agreement dated as of March 21, 2003 between the Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 (the “2003 Third Quarter 10-Q”)).

10.23	Intellectual Property Security Agreement dated as of March 21, 2003 between the Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the 2003 Third Quarter 10-Q).

10.24	Warrant to Purchase Stock dated as of March 21, 2003 between the Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the 2003 Third Quarter 10-Q).

10.25	Convertible Subordinated Note issued by Registrant to Tri-Valley Campus, LLC dated August 6, 2003 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2003).

10.26	Lease Amendment dated as of August 6, 2003 between the Registrant and Tri-Valley Campus LLC. (incorporated by reference to Exhibit 10.26 to the Registrant’s 2003 Annual Report on Form 10-K).

10.27*	Robert H. Bucher Offer Letter dated November 3, 2003 (incorporated by reference to Exhibit 10.27 to the Registrant’s Amendment to its Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on November 12, 2003).

10.28	Purchase Agreement, dated as of November 14, 2003 by and among the Registrant and the investors named therein.

10.29	Purchase Agreement, dated as of November 14, 2003 by and among the Registrant and the investors named therein.

10.30	Agreement by and between the Registrant and JDS Uniphase dated November 14, 2003.

13.1	Registrant’s 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 29, 2003, as amended on Form 10-K/A filed October 08, 2003 and November 12, 2003.

13.2	Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2003, filed with the Securities and Exchange Commission on November 12, 2003.

23.1	Consent of Independent Auditors.

23.2	Consent of Counsel (incorporated by reference to Exhibit 5.1 to this Registration Statement).

24.1	Power of Attorney (See Signature Page to this Registration Statement).

*	Management contract or compensatory plan or arrangement.
**	Confidential treatment has been requested as to certain portions of this exhibit. An unredacted version of this exhibit has been filed separately with the SEC.
+	Schedules have been omitted and will be provided to the SEC upon request.